February 26, 2026

Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	T. Rowe Price International Funds, Inc. (“Registrant”) on behalf of the following series:

T. Rowe Price New Asia Fund

File No.: 333-292976

T. Rowe Price Overseas Stock Fund

File No.: 333-292977

Dear Mr. Greenspan:

The following is in response to your comments provided on February 25, 2026, regarding the Registrant’s registration statements filed on Form N-14 on January 27, 2026, on behalf of the T. Rowe Price New Asia Fund (as the acquiring fund in a reorganization of the T. Rowe Price Asia Opportunities Fund) and on behalf of the T. Rowe Price Overseas Stock Fund (as the acquiring fund in a reorganization of the T. Rowe Price International Disciplined Equity Fund). Your comments and our responses are set forth below.

Comment:

In the fees and expenses table included in the information statement relating to the reorganization of the T. Rowe Price Asia Opportunities Fund into the T. Rowe Price New Asia Fund, there is a footnote applicable to the Pro Forma Combined—Investor Class indicating that T. Rowe Price Associates, Inc. has indefinitely agreed to waive its fees and/or bear any expenses that would cause the class’ ratio of expenses to average daily net assets to exceed 1.03%. You should add to this footnote disclosure indicating that the limitation will be in place for at least one year from the date of the registration statement.

Response:

We intend to revise the footnote as follows (new language is underlined):

T. Rowe Price Associates, Inc., has indefinitely agreed (and for at least one year from the effective date of this combined information statement and prospectus) to waive its fees and/or bear any expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses) that would cause the class’ ratio of expenses to average daily net assets to exceed 1.03%. The agreement may only be terminated with approval by the fund’s Board of Directors. Fees waived and expenses paid under this agreement (and any applicable prior limitations) are subject to reimbursement to T. Rowe Price Associates, Inc., by the class whenever the class’ expense ratio is below 1.03%. However, the class will not reimburse T. Rowe Price Associates, Inc., more than three years from the date such amounts were initially waived or paid. The class may only reimburse T. Rowe Price Associates, Inc., if the reimbursement does not cause the class’ expense ratio (after the reimbursement is taken into account) to exceed the class’ current expense limitation (or the expense limitation in place at the time the amounts were waived or paid).

Comment:

With respect to the reasons provided for each reorganization, supplementally confirm that the disclosure reflects all considerations that were not in favor of the reorganization, including all factors that represented benefits and disadvantages of the reorganization.

Response:

We confirm that the disclosure set forth in both information statements reflects all factors that were considered by the Board in approving the reorganizations.

Comment:

Undertaking (3) in response to Item 17 in Part C of each N-14 registration statement states the following: “The undersigned registrant agrees that, in response to Exhibit 12 required by Item 16, the Opinion and Consent of Counsel - Willkie Farr & Gallagher LLP, regarding certain tax matters, will be filed as part of an amendment to the registration statement.”

You should add the phrase: “In a reasonable amount of time after receipt of the opinion.”

Response:

We will revise the undertaking as follows (new language is underlined):

The undersigned registrant agrees that, in response to Exhibit 12 required by Item 16, the Opinion and Consent of Counsel - Willkie Farr & Gallagher LLP, regarding certain tax matters, will be filed as part of an amendment to the registration statement in a reasonable amount of time after receipt of the opinion.

Additional Change:

We note that in the information statement relating to the reorganization of the T. Rowe Price International Disciplined Equity Fund into the T. Rowe Price Overseas Stock Fund, we recently discovered that the after-tax returns shown for the Investor Class of the T. Rowe Price International Disciplined Equity Fund need to be changed by 0.04% and 0.01% for the one-year and five-year periods, respectively. This change will be included in the amended filing.

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If you have any questions about these responses, please do not hesitate to call the undersigned at 410-345-6646.

Sincerely,

/s/ Brian R. Poole
Brian R. Poole
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.